UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1) *

                           Dyna-Cam Engine Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   267744 100
                                 (CUSIP Number)

                             Thomas J. Morgan, Esq.
                               Lewis and Roca, LLP
                              40 N. Central Avenue
                             Phoenix, Arizona 85003
                                 (602) 262-5712
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 267744 100                                                PAGE 2 OF 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above Persons (entities only).

     Aztore Holdings, Inc. - EIN 41-1511420
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     SC, WC, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Arizona
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    28,206,061
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8.   Shared Voting Power
BENEFICIALLY
 OWNED BY           30,206,061
   EACH        -----------------------------------------------------------------
 REPORTING     9.   Sole Dispositive Power
  PERSON
   WITH             28,206,061
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    30,206,061
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     30,206,061
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     74.13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 267744 100                                                PAGE 3 OF 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above Persons (entities only).

     Chasseur Holdings, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Nevada
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    2,000,000
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8.   Shared Voting Power
BENEFICIALLY
 OWNED BY           0
   EACH        -----------------------------------------------------------------
 REPORTING     9.   Sole Dispositive Power
  PERSON
   WITH             2,000,000
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     30,206,061
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     74.13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 267744 100                                                PAGE 4 OF 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above Persons (entities only).

     Michael S. Williams
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    28,206,061
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8.   Shared Voting Power
BENEFICIALLY
 OWNED BY           30,206,061
   EACH        -----------------------------------------------------------------
 REPORTING     9.   Sole Dispositive Power
  PERSON
   WITH             28,206,061
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    30,206,061
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     30,206,061
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     74.13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 267744 100                                                PAGE 5 OF 11

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above Persons (entities only).

     Lanny R. Lang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    28,206,061
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8.   Shared Voting Power
BENEFICIALLY
 OWNED BY           30,206,061
   EACH        -----------------------------------------------------------------
 REPORTING     9.   Sole Dispositive Power
  PERSON
   WITH             28,206,061
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    30,206,061
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     30,206,061
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     74.13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 267744 100                                                PAGE 6 OF 11

ITEM 1. SECURITY AND ISSUER

     (a)  common stock, $0.001 par value
     (b)  Dyna-Cam Engine Corporation
          14647 S. 50th Street, Suite 130
          Phoenix, AZ  85044-6464

ITEM 2. IDENTITY AND BACKGROUND

     The following information relates to Aztore Holdings, Inc.:

     (a)  NAME: Aztore Holdings, Inc.
     (b)  PLACE OF ORGANIZATION: Arizona
     (c)  PRINCIPAL BUSINESS: Investment banking and management services
     (d) PRINCIPAL OFFICE: 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
     (e)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (f)  CIVIL PROCEEDINGS REGARDING SECURITIES IN LAST FIVE YEARS: None

     The following information relates to Chasseur Holdings, Inc.:

     (a)  NAME: Chasseur Holdings, Inc.
     (b)  PLACE OF ORGANIZATION: Arizona
     (c)  PRINCIPAL BUSINESS: Investment services
     (d) PRINCIPAL OFFICE: 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
     (e)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (f)  CIVIL PROCEEDINGS REGARDING SECURITIES IN LAST FIVE YEARS: None

     The following information relates to Michael S. Williams:

     (a)  NAME: Michael S. Williams
     (b) BUSINESS ADDRESS: 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
     (c)  OCCUPATION: Chief Executive Officer
          EMPLOYER: Aztore Holdings, Inc., 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
          PRINCIPAL BUSINESS: Investment banking and management services
     (d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (e)  CIVIL PROCEEDINGS REGARDING SECURITIES VIOLATION IN LAST FIVE YEARS:
          None
     (f)  CITIZENSHIP: United States

CUSIP NO. 267744 100                                                PAGE 7 OF 11

     The following information relates to Lanny R. Lang:

     (a)  NAME: Lanny R. Lang
     (b) BUSINESS ADDRESS: 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
     (c)  OCCUPATION: Chief Financial Officer
          EMPLOYER: Aztore Holdings, Inc., 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
          PRINCIPAL BUSINESS: Investment banking and management services
     (d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (e)  CIVIL PROCEEDINGS REGARDING SECURITIES VIOLATION IN LAST FIVE YEARS:
          None
     (f)  CITIZENSHIP: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Other than the shares acquired from Palmer Holdings Ltd. and Patricia Wilks as described below, the Dyna-Cam shares held directly and indirectly by Aztore were acquired in non-market transactions in exchange for cash, services, cancellation of debt and loan fees and upon liquidation of DC Engine Corp. (a predecessor to Dyna-Cam). Dyna-Cam previously acquired the operating assets of DC Engine Corp. in exchange for its stock.

     Effective July 1, 2003, Aztore acquired 23,874,756 shares of common stock from Palmer Holdings, Ltd. for $10,000 and 75,000 shares of Series A Preferred from Patricia Wilks for $15,000. The 75,000 Series A Preferred shares converted into 294,288 shares of common stock effective June 30, 2003.

ITEM 4. PURPOSE OF TRANSACTION

     The shares acquired by Aztore Holdings from Palmer Holdings Ltd and Ms. Wilks were acquired in connection with the sale of the operating assets of Dyna-Cam. The operating assets of Dyna-Cam were sold by Aztore to a third party pursuant to its rights as a secured creditor of Dyna-Cam.

     The persons reporting under this Schedule 13D/A may acquire additional shares of Dyna-Cam in the open market, in private transactions or otherwise depending on various factors, including general market and industry conditions, and the issuer's future plans of operation.

     As a result of the asset sale, Danny Hyde resigned as a director and Jack Dahl resigned as the President and a director of Dyna-Cam. The resignations were a result of the cessation of Dyna-Cam's operations and not as a result of any disagreement with Dyna-Cam's operations, policies or practices. Michael S. Williams and Lanny R. Lang are the sole remaining directors of Dyna-Cam. Messrs. Williams and Lang do not expect to expand the number of board members at this time. Mr. Williams was appointed the President of Dyna-Cam. Dyna-Cam intends to acquire an operating business by merger, recapitalization or issuance of additional securities. As a result of such transaction, a change in the present board of directors and management is likely to occur. A change in Dyna-Cam's capital structure is also likely.

CUSIP NO. 267744 100                                                PAGE 8 OF 11

     The persons reporting under this Schedule 13D/A will continue to review their holdings and the factors set forth above and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as discussed above, no such transactions are currently contemplated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The following information relates to Aztore Holdings, Inc.:

     (a) Aztore beneficially owns 30,206,061 shares or 74.13% of Dyna-Cam's common stock, which include (i) 28,206,061 shares held directly, and (ii) 2,000,000 shares held by Chasseur Holdings. Aztore disclaims any ownership of the shares held by Chasseur except to the extent of its percentage ownership of Chasseur.

     (b)  (i)   Sole power to vote or to direct the vote:             28,206,061
          (ii)  Shared power to vote or direct the vote:              30,206,061
          (iii) Sole power to dispose or to direct the
                disposition of the shares:                            28,206,061
          (iv)  Shared power to dispose or to direct the
                disposition of the shares:                            30,206,061

     (c)  Transactions Within Past 60 Days:

     Aztore acquired 75,000 shares of Series A Preferred (that converted into 294,288 shares of common as of June 30, 2003) from Patricia Wilks and 23,874,756 shares of common from Palmer Holdings, Ltd. under an agreement dated July 1, 2003.

     The following information relates to Chasseur Holdings, Inc.:

     (a) Chasseur Holdings, Inc. directly holds 2,000,000 shares or 4.91% of Dyna-Cam's common stock.

     (b)  (i)   Sole power to vote or to direct the vote:              2,000,000
          (ii)  Shared power to vote or direct the vote:                       0
          (iii) Sole power to dispose or to direct the
                disposition of the shares:                             2,000,000
          (iv)  Shared power to dispose or to direct the
                disposition of the shares:                                     0

CUSIP NO. 267744 100                                                PAGE 9 OF 11

     The following information relates to Michael S. Williams:

     (a) Mr. Williams beneficially owns all shares held by Aztore Holdings and Chasseur Holdings due to his management control of these entities. Mr. Williams disclaims ownership of shares held by Aztore Holdings and Chasseur Holdings except to the extent of his percentage ownership of these entities.

     (b)  (i)   Sole power to vote or to direct the vote:                      0
          (ii)  Shared power to vote or direct the vote:              30,206,061
          (iii) Sole power to dispose or to direct the
                disposition of the shares:                                     0
          (iv)  Shared power to dispose or to direct the
                disposition of the shares:                            30,206,061

     The following information relates to Lanny R. Lang:

     (a) Mr. Lang beneficially owns all shares held by Aztore Holdings and Chasseur Holdings due to his management control of these entities. Mr. Lang disclaims ownership of shares held by Aztore Holdings and Chasseur Holdings except to the extent of his percentage ownership of these entities.

     (b)  (i)   Sole power to vote or to direct the vote:                      0
          (ii)  Shared power to vote or direct the vote:              30,206,061
          (iii) Sole power to dispose or to direct the
                disposition of the shares:                                     0
          (iv)  Shared power to dispose or to direct the
                disposition of the shares:                            30,206,061

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Aztore Holdings controls a majority of the outstanding voting equity securities of Chasseur Holdings. As such, Aztore Holdings may elect the board of directors and indirectly select management of Chasseur. Mr. Williams and Mr. Lang are the Chief Executive Officer and Chief Financial Officer, respectively, of both Aztore Holdings and Chasseur Holdings.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1      Joint Filing Statement

     Exhibit 2 (1)  Purchase and Settlement  Agreement dated July 1, 2003 by and between Aztore Holdings, Inc., Dyna-Cam Engine Corporation, Patricia Wilks, Dennis Palmer and Palmer Holdings, Ltd.

----------
(1) INCORPORATED BY REFERENCE FROM DYNA-CAM ENGINE CORPORATION'S FORM 8-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2003.

CUSIP NO. 267744 100                                               PAGE 10 OF 11

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints each and all of the other persons below, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming to all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Aztore Holdings, Inc.


July 15, 2003                            By: /s/ Michael S. Williams
---------------------------                  -----------------------------------
Date                                         Michael S. Williams, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Chasseur Holdings, Inc.


July 15, 2003                            By: /s/ Michael S. Williams
---------------------------                  -----------------------------------
Date                                         Michael S. Williams, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2003                                /s/ Michael S. Williams
---------------------------                  -----------------------------------
Date                                         Michael S. Williams

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2003                                /s/ Lanny R. Lang
---------------------------                  -----------------------------------
Date                                         Lanny R. Lang

                                    EXHIBIT 1
                             JOINT FILING STATEMENT

                     STATEMENT PURSUANT TO RULE 13d-1(k)(1)

     The  undersigned  hereby  consent  and agree to file a joint  statement  on
Schedule 13D/A under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of DYNA-CAM ENGINE CORPORATION beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(iii) as an exhibit to such Schedule 13D/A, thereby incorporating the same into such Schedule 13D/A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Aztore Holdings, Inc.


July 15, 2003                           By: /s/ Michael S. Williams
---------------------------                 ------------------------------------
Date                                        Michael S. Williams, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Chasseur Holdings, Inc.


July 15, 2003                           By: /s/ Michael S. Williams
---------------------------                 ------------------------------------
Date                                        Michael S. Williams, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2003                               /s/ Michael S. Williams
---------------------------                 ------------------------------------
Date                                        Michael S. Williams

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2003                               /s/ Lanny R. Lang
---------------------------                 ------------------------------------
Date                                        Lanny R. Lang